UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

May 17, 2017

Date of Report (Date of earliest event reported)

B. Riley Financial, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-54010	27-0223495
(Commission File Number)	(IRS Employer Identification No.)

21255 Burbank Boulevard, Suite 400

Woodland Hills, CA 91367

(Address of Principal Executive Office) (Zip Code)

(818) 884-3737

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 17, 2017, B. Riley Financial, Inc. (the “Company”) entered into a Merger Agreement (the “Merger Agreement”) by and among the Company, Foxhound Merger Sub, Inc., a wholly owned subsidiary of the Company (“Merger Sub”), Wunderlich Investment Company, Inc. (“Wunderlich”), and Stephen Bonnema, in his capacity as the Stockholder Representative (the “Stockholder Representative”), pursuant to which Merger Sub will be merged with and into Wunderlich (the “Merger”), with Wunderlich as the surviving corporation. Upon completion of the Merger, subject to certain potential adjustments, all of the outstanding capital stock of Wunderlich will be converted into the right to receive: an aggregate amount in cash equal to approximately $36 million; an aggregate of approximately 1.9 million shares of Company common stock; and warrants to purchase an aggregate of approximately 821,000 shares of Company common stock. Also upon completion of the merger, the Company will repay outstanding indebtedness of Wunderlich of approximately $5 million plus accrued interest.

The Company and Wunderlich have made customary representations, warranties and covenants to each other. Wunderlich has also agreed, among other things, to covenants relating to the conduct of its businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger. The parties to the Merger Agreement have also agreed to use their commercially reasonable efforts to obtain necessary regulatory approvals and to do or cause to be done all things reasonably necessary, proper or advisable to consummate the Merger.

The parties’ obligation to consummate the Merger is subject to certain closing conditions, including: (i) the accuracy of the other party’s representations and warranties, subject to certain materiality qualifiers; (ii) performance in all material respects by the other party of its obligations under the Merger Agreement; (iii) appropriate regulatory filings and approvals; and (iv) the absence of any law or order prohibiting the Merger or the other transactions contemplated by the Merger Agreement. The obligation of the Company to consummate the Merger is also subject to certain other conditions, including Gary K. Wunderlich, Jr., the Chief Executive Officer of Wunderlich, having not (a) given any notice of termination of employment or taken any action that would give rise to termination for cause or (b) died or become permanently disabled.

The Merger Agreement contains certain termination rights for both the Company and Wunderlich, including if the Merger has not been consummated within 120 days of the date of the Merger Agreement or if there is a material breach by the other party that would result in the failure of the conditions to the Merger Closing that is not cured within a specified period.

The parties have agreed to certain indemnification obligations for breaches of representations or warranties or covenants in the Merger Agreement and for tax liabilities, and the Company is also entitled to indemnity for certain additional matters. A portion of the shares of Company common stock and warrants having a value of approximately $6.7 million based on the current average Company common stock trading price will be placed into an escrow account in lieu of delivery at the closing. The escrow account will provide the source of indemnification for the Company. Securities not returned to the Company under the terms of the Merger Agreement are expected to be released to the holders of Wunderlich capital stock in part on the one-year anniversary of the closing and the remainder on the 18-month anniversary of the closing.

In connection with the execution of the Merger Agreement, the Company entered into an employment agreement with Mr. Wunderlich, contingent upon completion of the Merger, which provides for Mr. Wunderlich to serve as the chief executive officer of Wunderlich following closing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the agreement attached hereto as Exhibit 2.1, which is incorporated by reference herein.

The Merger Agreement and the above description of the Merger Agreement have been included to provide investors and securityholders with information regarding the terms of the Merger Agreement. The Merger Agreement and the above description are not intended to provide any other factual information about the Company, Merger Sub, Wunderlich, the sellers or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates; were solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made by each contracting party to the other for the purposes of allocating contractual risk between them rather than establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Wunderlich, the sellers or any of their respective subsidiaries, affiliates or businesses. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information about the Company, Merger Sub, Wunderlich, the sellers and their respective subsidiaries, as well as in the reports, statements and other filings the Company makes with the United States Securities and Exchange Commission (the “SEC”).

Item 8.01	Other Events

On May 18, 2017, the Company issued a press release announcing the execution of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference. In addition, the Company intends to make available to investors the slides attached hereto as Exhibit 99.2, which are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Merger Agreement, dated as of May 17, 2017, by and among B. Riley Financial, Inc., Foxhound Merger Sub, Inc., Wunderlich Investment Company, Inc. and the Stockholder Representative*

99.1	Press Release, dated May 18, 2017.

99.2	Investor Presentation, dated May 18, 2017.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

B. RILEY FINANCIAL, INC.

Date: May 18, 2017	By	/s/ Phillip J. Ahn
Phillip J. Ahn
Chief Financial Officer and Chief Operating Officer

EXHIBIT INDEX

Exhibit Number	Description

2.1	Merger Agreement, dated as of May 17, 2017, by and among B. Riley Financial, Inc., Foxhound Merger Sub, Inc., Wunderlich Investment Company, Inc. and the Stockholder Representative*

99.1	Press Release, dated May 18, 2017.

99.2	Investor Presentation, dated May 18, 2017.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.